

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2015

Steven P. Rasche
Chief Financial Officer
The Laclede Group, Inc.
720 Olive Street
St. Louis, MO 63101

> **Re: The Laclede Group, Inc.**
> **Laclede Gas Company**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **File Nos. 001-16681 & 001-01822**
> **Alabama Gas Corporation**
> **Form 10-K for the Transition Period January 1, 2014 to September 30, 2014**
> **File No. 002-38960**
> **Filed November 25, 2014**

Dear Mr. Rasche:

　　We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　/s/ Jennifer Thompson

　　　　　　　　　　　　Jennifer Thompson
　　　　　　　　　　　　Accounting Branch Chief